Exhibit 2.3

EXECUTION VERSION

AMMUNITION PRODUCTS SUPPLY AGREEMENT

THIS AMMUNITION PRODUCTS SUPPLY AGREEMENT (this “Agreement”) dated as of February 9, 2015 is between Federal Cartridge Company, a Minnesota corporation (“FCC”), and Alliant Techsystems Operations LLC, a Delaware limited liability company (“LLC”) (each, a “Party” and together, the “Parties”).

RECITALS

WHEREAS, pursuant to the Transaction Agreement dated as of April 28, 2014 (the “Transaction Agreement”), among Alliant Techsystems Inc. (to be renamed “Orbital ATK, Inc.” substantially concurrently with the execution of this Agreement) (“Orbital ATK”), Vista SpinCo Inc. (which has subsequently changed its name to Vista Outdoor Inc.) (“Vista Outdoor”), Vista Merger Sub Inc. and Orbital Sciences Corporation, on the terms and subject to the conditions set forth in the Transaction Agreement, Alliant Techsystems Inc. will, and will cause its applicable Subsidiaries to, consummate the Sporting Transfers;

WHEREAS, following the Sporting Transfers, on the terms and subject to the conditions set forth in the Transaction Agreement, the Distribution will occur;

WHEREAS, following the Distribution, on the terms and subject to the conditions set forth in the Transaction Agreement, the Merger will occur; and

WHEREAS, following the Merger, Orbital ATK and its Subsidiaries (including LLC) (collectively, the “Orbital ATK Group”) will continue to be engaged in manufacturing Ammunition Products, and Vista Outdoor and its Subsidiaries (including FCC) (collectively, the “Vista Outdoor Group”) desire to purchase Ammunition Products from the Orbital ATK Group following the Merger on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the Parties hereby agree as follows:

1.       DEFINITIONS

Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Transaction Agreement.  As used in this Agreement, the following terms shall have the following meanings:

(a)              “Ammunition Products” means the following small-caliber ammunition products and accessories:  5.56mm (including .223 caliber) cartridges and any and all current or standard configurations (including linked, clipped, bulk, carton, tracer(4:1), ball, tracer, blank, HPT and combinations thereof but excluding any frangible ammunition products and accessories); 7.62mm (including .308 caliber) cartridges and any and all current or standard configurations (including current or substituted projectiles, bulk, carton, blank, ball, tracer, HPT, M118, dim trace, .30 caliber and combinations thereof but excluding any frangible ammunition products and accessories); and .50 caliber cartridges and any and all current or standard configurations (including ball, blank, tracer, AP, API, APIT, HPT and combinations thereof, in bulk, linked or otherwise but excluding any frangible ammunition products and accessories).

(b)              “De-Mil Products” means ammunition component products that are created by de-militarizing full-up rounds of ammunition.

(c)               “Different Caliber Products” means small-caliber ammunition products and accessories that involve any caliber that is not described in the definition of Ammunition Products; the Parties acknowledge and agree that “Different Caliber Products” include 9mm cartridges.

(d)              “DOD” means the U.S. Army and any other U.S. Federal Governmental agency that may in the future replace the U.S. Army as the procurer of Ammunition Products for and on behalf of the U.S. Department of Defense.

(e)               “Fiscal Year” means a fiscal year beginning on April 1 and ending on March 31.

(f)                “Lake City Army Ammunition Plant” means the U.S. Army ammunition plant located in Independence, MO, currently operated by the Orbital ATK Group.

(g)               “Lake City Government Contract” means the contract between Alliant Techsystems Operations LLC and Rock Island Contracting Center, dated September 28, 2012, as the same may be amended from time to time.

(h)              “Non-Standard Ammunition” means munitions that have not been safety tested and type classified for U.S. Army use, are munitions and explosives that are not managed by National Inventory Control Points, do not have a national stock number (NSN) and cannot be procured or requisitioned through the U.S. Army supply system.

(i)                  “Purchase Order” means a standard form purchase order used to order Ammunition Products pursuant to this Agreement, which purchase order shall be governed by the terms and conditions of this Agreement (except to the extent otherwise agreed by the Parties).

(j)                 “Special Products” means small-caliber ammunition products and accessories (including Ammunition Products but excluding Different Caliber Products) that involve (A) special requirements or specifications other than those used in the military and/or commercial products produced (either historically or as of the date hereof) by the Orbital ATK Group (or its predecessor entities) at the Lake City Army Ammunition Plant, (B) deviations from standard packaging options, (C) special testing by the Orbital ATK Group in addition to the standard testing performed by the Orbital ATK Group in connection with its manufacture of the Ammunition Products, (D) special head stamps, (E) foreign offset obligations or (F) other special product characteristics or special contract terms.

(k)              “Specifications” means the physical and operational Ammunition Product specifications previously exchanged among the Parties, and such other specifications as may be agreed between the Parties in writing.

(l)                  “Vista Accessory” means a small caliber ammunition accessory that the Orbital ATK Group has regularly purchased from the Vista Outdoor Group in the twelve months preceding the date hereof, including bandoleers and plastic components.

Glossary of other Defined Terms

Term	Defined in Section
Acceptance	Section 7(c)(i)
Accessories Inflation Factor	Exhibit A
Additional Order	Section 3(c)
Agreement	Preamble
Binding FY Order	Section 3(b)
BDSC	Section 11
Cumulative Shortfall	Exhibit A
CUP Recoupment	Exhibit A
Dispute Notice	Section 6(c)
Disputed Items	Section 6(c)
EAR	Section 18
Excusable Delay	Section 8(b)
Existing FY2015 Order	Section 3(g)
Export Controlled Item	Section 18
FCC	Preamble
Force Majeure Event	Section 8(d)
Invoice	Section 6(a)
Invoice Due Date	Section 6(a)
ITAR	Section 18
Items	Section 18
LLC	Preamble
Losses	Section 17(a)
Minimum Buy	Exhibit A
Non-Excusable Delay	Section 8(c)
Orbital ATK	Recitals
Orbital ATK Group	Recitals
Party	Preamble
Principal Representative	Section 12
Review Period	Section 6(c)
Term	Section 16(a)

Transaction Agreement	Recitals
Vista Outdoor	Recitals
Vista Outdoor Group	Recitals
Warranty Period	Section 15(a)

2.       MANUFACTURE AND SUPPLY OF AMMUNITION PRODUCTS

(a)              Manufacture and Supply of the Vista Outdoor Group’s Ammunition Product Requirements.  On the terms and subject to the conditions of this Agreement, during the Term, (i) the Orbital ATK Group shall manufacture to applicable Specifications and supply to the Vista Outdoor Group all the Ammunition Products ordered by the Vista Outdoor Group pursuant to this Agreement and (ii) the Vista Outdoor Group shall purchase and take delivery of all the Ammunition Products so ordered from the Orbital ATK Group.

(b)              Limitations on Supplying the Vista Outdoor Group’s Ammunition Product Requirements.  The Parties acknowledge that (i) (A) delivery of Ammunition Products to the Vista Outdoor Group will be based upon a “non-interference” use of the Lake City Army Ammunition Plant and (B) the Orbital ATK Group’s delivery of Ammunition Products to the DOD will be on a priority basis and therefore will take priority over the manufacture and supply of Ammunition Products to the Vista Outdoor Group, (ii) for any reason or no reason, the DOD could modify or close the Lake City Army Ammunition Plant or modify or terminate the Lake City Government Contract, and any such modification, closure or termination could result in the Orbital ATK Group being unable to fulfill any or all of the Vista Outdoor Group’s orders for Ammunition Products, and (iii) the Lake City Army Ammunition Plant’s maximum annual production capacity of ammunition-related products (including production for the DOD) as of the date hereof is set forth on Exhibit A and the Orbital ATK Group shall be under no obligation to expand such capacity in order to fulfill any order placed by the Vista Outdoor Group.

(c)               New Materials.  All materials used by the Orbital ATK Group to manufacture Ammunition Products, Different Caliber Products and Special Products to be delivered to the Vista Outdoor Group shall be new materials (i.e., no recycled components) unless otherwise approved in advance by FCC in writing.  The Orbital ATK Group shall be responsible, at its own expense, for purchasing all raw materials, packaging, gauges, special testing equipment, die sets, packaging set up and any other materials and equipment that may be necessary to produce the Ammunition Products, Different Caliber Products and Special Products to be delivered to the Vista Outdoor Group.

(d)              Vista Outdoor Group Packing and Labeling Equipment.  LLC acknowledges that the Vista Outdoor Group owns certain 5.56/223 packing and labeling equipment currently installed at the Lake City Army Ammunition Plant.  During the Term, the Orbital ATK Group shall perform, at its own expense not to exceed an aggregate of $10,000 in any Fiscal Year, all regular maintenance on such packing and labeling equipment and shall use commercially reasonable efforts to ensure such equipment remains in good working order, absent normal wear and tear.  Any such maintenance expenses in excess of $10,000 in aggregate in any Fiscal Year shall be borne by the Vista Outdoor Group.  Unless otherwise agreed in advance by FCC in writing, the Orbital ATK Group shall not modify the 5.56/223 packing and labeling equipment supplied by the Vista Outdoor Group, nor shall the same be used by the Orbital ATK Group to fulfill the order of any customer other than the Vista Outdoor Group. At the end of the Term, the Parties shall cooperate in good faith to transport and return to the Vista Outdoor Group, to the extent commercially practicable and at the expense of the Vista Outdoor Group, the 5.56/223 packing and labeling equipment supplied by the Vista Outdoor Group.  From time to time the Vista Outdoor Group may request that it, although it will be under no obligation to, supply additional equipment or materials to the Orbital ATK Group (e.g., yellow drums, pallets or tooling), which request shall be considered in good faith by the Orbital ATK Group in light of all the circumstances (including which Party will bear any associated maintenance expenses).

3.       FORECASTS AND ORDERS

(a)              Non-Binding Forecast.  No later than January 2nd of each calendar year (or if January 2nd is not a Business Day, no later than the first Business Day thereafter), FCC shall deliver to LLC a good faith, non-binding forecast of the Vista Outdoor Group’s Ammunition Product needs (including the Specifications thereof) for the upcoming Fiscal Year, along with a proposed monthly delivery schedule by SKU number.  The forecast and proposed delivery schedule shall identify the volume of each Ammunition Product (by SKU number) included therein intended to be resold to international customers. The forecast and proposed delivery schedule shall be solely for planning purposes and shall not be a guaranteed purchase commitment or otherwise represent a binding obligation of the Vista Outdoor Group.

(b)              Binding Fiscal Year Order.  No later than February 15th of each calendar year (or if February 15th is not a Business Day, no later than the first Business Day thereafter), FCC shall deliver to LLC a binding order for Ammunition Products (including the Specifications thereof) for the upcoming Fiscal Year (the “Binding FY Order”), along with a monthly delivery schedule by SKU number.  Each Binding FY Order shall identify the volume of each Ammunition Product (by SKU number) included therein intended to be resold to international customers.

(c)               Additional Orders.  In addition to Binding FY Orders, the Vista Outdoor Group may, from time to time, place additional binding Ammunition Product orders (including the Specifications thereof) (each, an “Additional Order”), which shall include a delivery schedule by SKU number.  Each Additional Order shall identify the volume of each Ammunition Product (by SKU number) included therein intended to be resold to international customers.  No Additional Order shall affect the Vista Outdoor Group’s obligations pursuant to any previously delivered Binding FY Order that has been accepted by the Orbital ATK Group in accordance with paragraph (d) below.

(d)              Order Acceptance.  The Orbital ATK Group shall accept all Binding FY Orders and Additional Orders placed by the Vista Outdoor Group in accordance with paragraph (b) or (c) above, respectively, unless, (i) such order includes terms inconsistent with this Agreement, or (ii) at the time of receiving such an order, the Orbital ATK Group reasonably believes it will be unable to fulfill such order or satisfy the associated delivery schedule because of one or more of the circumstances described in Section 2(b) of this Agreement or because of a Force Majeure Event.  Within six Business Days of receiving a Binding FY Order or an Additional Order placed by the Vista Outdoor Group in accordance with paragraph (b) or (c) above, respectively, LLC shall acknowledge receipt of such order and either confirm in writing to FCC that it will be able to supply the Ammunition Products in accordance with the included delivery schedule or, alternatively, notify FCC of any portion of the order that it will be unable to fulfill and the specific cause of such inability (which, for the avoidance of doubt, shall only be because of one or more of the circumstances described in Section 2(b) of this Agreement or because of a Force Majeure Event).  Any Binding FY Order or Additional Order shall automatically be deemed modified to remove any Ammunition Products that the Orbital ATK Group has notified that it will be unable to fulfill, and, effective upon receipt by FCC of the applicable confirmation or notification, the resulting order shall constitute a binding commitment by the Vista Outdoor Group to purchase the Ammunition Products identified therein.  Notwithstanding the Vista Outdoor Group’s exclusivity obligation set forth in Section 10(a) of this Agreement, to the extent that LLC has notified FCC that it will be unable to fulfill the entirety of any Binding FY Order or any Additional Order, the Vista Outdoor Group may, at its own cost, “cover” and procure the unfulfilled portion of such Binding FY Order or Additional Order, as applicable, from alternative suppliers (or manufacture such Ammunition Products itself).

(e)               Production Readiness.  Subject to the circumstances described in Section 2(b) of this Agreement or the occurrence of a Force Majeure Event, the Orbital ATK Group shall maintain production readiness and the capacity necessary to fulfill any Binding FY Order or Additional Order accepted by LLC pursuant to paragraph (d) above.

(f)                Purchase Orders.  The purchase of Ammunition Products, whether pursuant to a Binding FY Order or an Additional Order, shall be implemented through the issuance by the Vista Outdoor Group of one or more Purchase Orders, which may include a blanket Purchase Order.  To the extent there is any conflict between any terms and conditions appended to or otherwise contained in a Purchase Order and this Agreement, the terms of this

Agreement shall control (except to the extent otherwise agreed by the Parties).

(g)               Existing Ammunition Product Orders.  The Parties acknowledge that, prior to the date hereof, the Vista Outdoor Group delivered to the Orbital ATK Group an order for Ammunition Products to be delivered through the Fiscal Year ending March 31, 2015 (the “Existing FY2015 Order”).  Exhibit B hereto sets forth the terms of the Existing FY2015 Order and all other existing Ammunition Product orders between such parties that have not been fully fulfilled as of the date hereof.  All such existing orders shall be fulfilled in accordance with the terms of this Agreement (including pricing), except as otherwise agreed by the Parties in writing.

4.       DIFFERENT CALIBER PRODUCTS AND SPECIAL PRODUCTS

(a)              Different Caliber Product Right of First Offer.  If, during the Term, the Vista Outdoor Group desires to purchase or manufacture Different Caliber Products, the Vista Outdoor Group shall, before seeking a pricing quote or ordering such Different Caliber Products from another party, or manufacturing such Different Caliber Products itself, present its proposed order for such Different Caliber Products to LLC for its consideration. Within 10 days of receiving a proposed order for Different Caliber Products, LLC shall provide a pricing quote, and thereafter the Parties shall negotiate in good faith to identify mutually acceptable delivery and other terms.  With the exception of the foregoing obligation of the Vista Outdoor Group to present its proposed order to LLC, of LLC to provide a quote, and of the Parties to negotiate in good faith, unless otherwise agreed by the Parties pursuant to a purchase order or other contract, (i) the Orbital ATK Group shall be under no obligation to manufacture and supply to the Vista Outdoor Group any Different Caliber Products and (ii) the Vista Outdoor Group may procure Different Caliber Products from alternative suppliers (or manufacture Different Caliber Products itself).

(b)              Special Product Right of First of Offer and Right of First Refusal.  If, during the Term, the Vista Outdoor Group desires to purchase or manufacture Special Products, the Vista Outdoor Group shall, before seeking a pricing quote or ordering such Special Products from another party, or manufacturing such Special Products itself, present its proposed order for such Special Products to LLC for its consideration. Within 10 days of receiving a proposed order for Special Products, LLC shall notify the Vista Outdoor Group whether, notwithstanding the special requirements or attributes that may be associated with the proposed order, the Orbital ATK Group is willing to sell such Special Products to the Vista Outdoor Group at the per-unit prices that would have applied under this Agreement had the Vista Outdoor Group placed an order for the most directly comparable Ammunition Products. If the Orbital ATK Group notifies the Vista Outdoor Group that it is willing to sell such Special Products to the Vista Outdoor Group at such per-unit prices, then (1) for purposes of this Agreement, the Vista Outdoor Group’s proposed order for Special Products shall be treated as if it were an Additional Order for the most directly comparable Ammunition Products accepted by the Orbital ATK Group in accordance with Section 3(d) and (2) the Vista Outdoor Group shall be subject to the obligations set forth in Section 10 (subject to the exceptions described therein) with respect to such Special Products. If the Orbital ATK Group notifies the Vista Outdoor Group that it is unwilling to sell such Special Products to the Vista Outdoor Group at such per-unit prices, then, unless otherwise agreed by the Parties pursuant to a purchase order or other contract, (A) the Orbital ATK Group shall be under no obligation to manufacture and supply to the Vista Outdoor Group any such Special Products, (B) in the case of small-caliber ammunition products and accessories described in clauses (A), (C), (E) or (F) of the definition of “Special Products” where such special attributes are not required by a customer of the Vista Outdoor Group, the Vista Outdoor Group shall be subject to the obligations set forth in Section 10 (subject to the exceptions described therein) with respect to such Special Products, and (C) in the case of small-caliber ammunition products and accessories (I) described in clauses (B) or (D) of the definition of “Special Products” or (II) described in clauses (A), (C), (E) or (F) of the definition of “Special Products” where such special attributes are required by a customer of the Vista Outdoor Group, the Vista Outdoor Group may manufacture such Special Products itself or, subject to the following two sentences, procure such Special Products from alternative suppliers. Before placing an order with an alternative supplier for the Special Products described in clause (C) of the immediately preceding sentence, the Vista Outdoor Group shall give the Orbital ATK Group at least five business days’ prior written notice of its intention to take such action (which notice shall specify the identity of the alternative supplier and shall attach the purchase order or other documentation for the Vista Outdoor Group’s proposed order with such alternative supplier), during which time the Orbital ATK Group shall have the right to match the per-unit prices and other terms contained therein. If the Orbital ATK Group notifies the Vista Outdoor Group that it will match the prices and other terms, then (x) for purposes of this Agreement, the Vista Outdoor Group’s order for such Special Products (as modified to reflect the agreed prices and other terms) shall be treated as if it were an Additional Order accepted by the Orbital ATK Group in accordance with Section 3(d) and (y) the Vista Outdoor Group shall be subject to the obligations set forth in Section 10 (subject to the exceptions described therein) with respect to such Special Products.

(c)               Existing Orders for Different Caliber Products and Special Products.  Exhibit C sets forth the terms of all existing Special Products Orders between the Vista Outdoor Group and the Orbital ATK Group that have not been fully fulfilled as of the date hereof.  All such existing orders shall be fulfilled in accordance with the terms of this Agreement (including pricing), except as otherwise agreed by the Parties in writing.

(d)              Terms and Conditions for Future Orders of Different Caliber Products and Special Products.  Subject to paragraphs (a) and (b) above, and except as otherwise agreed by the Parties in writing, the terms and conditions of this Agreement shall apply to orders for Different Caliber Products and Special Products placed after the date hereof, mutatis mutandis.

5.       PRICING

(a)              Baseline Pricing.  Subject to the pricing adjustments set forth in this Section 5 and Exhibit D, Exhibit D hereto sets forth the firm, fixed per-unit prices that shall apply to each Ammunition Product (other than 7.62mm and 50 caliber rounds)  purchased by the Vista Outdoor Group pursuant to this Agreement.  Prices are for “full pack” quantities, and Ammunition Products shall be ordered in “full pack” quantities. The Parties shall negotiate in good faith the prices for 7.62mm and 50 caliber rounds pursuant to the BDSC (or such other process as the Parties may mutually agree).

(b)              Annual Price Adjustments for Changes in Materials Costs.

(i)                           The pricing set forth in Exhibit D applies to Ammunition Products to be delivered in the Fiscal Years ending March 31, 2015, March 31, 2016, March 31, 2017 and March 31, 2018; provided, however, that beginning with the Fiscal Year ending March 31, 2016, prices shall be adjusted each Fiscal Year to reflect changes in copper, zinc, lead and steel material prices in accordance with the methodology set forth in Exhibit E-1 and E-2.

(ii)                        On or before January 31 of each calendar year (or if January 31st is not a Business Day, no later than the first Business Day thereafter), LLC shall provide FCC with the adjusted per-unit prices that shall apply to the Ammunition Products to be delivered in the upcoming Fiscal Year, and shall include reasonably detailed supporting calculations of such adjusted per-unit prices.  Unless otherwise agreed, prices are effective beginning April 1 of each Fiscal Year (beginning on April 1, 2015 for Ammunition Products to be delivered during the Fiscal Year ending March 31, 2016) and shall apply to both the Vista Outdoor Group’s Binding FY Order and any Additional Orders for delivery during such Fiscal Year.

(c)               Taxes, Duties and Other Charges.  The prices payable by the Vista Outdoor Group under this Agreement (and any related Purchase Orders) are exclusive of any value-added taxes, firearms excise taxes, sales and use taxes or other indirect taxes that may be imposed by Law on the relevant supply of goods or services.  Such taxes, if any, shall be separately stated in the relevant Invoices and shall be paid by the Vista Outdoor Group to the Orbital ATK Group unless the Vista Outdoor Group provides an exemption to the Orbital ATK Group.  The Vista Outdoor Group shall be responsible for the payment of all duties, tariffs, taxes and other charges payable on the exportation of any Ammunition Product.  Prices also exclude any amounts due for import or export licenses or permits, custom charges and duties, penalties, freight, insurance or other shipping expenses.  Any and all such costs, taxes, assessment, or duties that may be imposed upon the production, shipment, installation, or sale of Ammunition Products under this Agreement (and any related Purchase Orders) shall be the sole responsibility of, and shall be paid by, the Vista Outdoor Group.  All prices and payments shall be in U.S. dollars.

(d)              CUP Recoupment.  During the Term, the Vista Outdoor Group shall pay to LLC the CUP Recoupment, commencing with the Fiscal Year beginning April 1, 2015, which reflects the customer utilization processing fee payable by the Orbital ATK Group to the DOD under the Lake City Government Contract.  The Vista Outdoor Group shall pay the full amount of the CUP Recoupment in advance of the due date for the same under the Lake City Government Contract (and LLC shall notify FCC in writing of such due date at least 45 days in advance) or, if LLC agrees in writing, the Vista Outdoor Group may pay the CUP Recoupment with respect to any Fiscal Year in 12 monthly installments.

6.       PAYMENT

(a)              Invoices.  The Orbital ATK Group shall provide an invoice (an “Invoice”) to FCC at the time of each product delivery (including, for the avoidance of doubt, at the time of any “staged” delivery).  All Invoices shall be payable by the Vista Outdoor Group promptly, and in any event, within 30 days after receipt of such Invoice (the date on which a payment is due, the “Invoice Due Date”), subject to the Vista Outdoor Group’s right to dispute an Invoice pursuant to paragraph (c) below.

(b)              Late Payments.  Any amounts due under an Invoice that have not been paid on or before the Invoice Due Date (and are not being disputed in good faith pursuant to paragraph (c) below) shall bear simple interest at a rate of 1.0% per month (i.e., 12.0% per year) until the date payment is received in full by the Orbital ATK Group.

(c)               Review of Invoices.  FCC shall have 15 days from the date of receipt to review an Invoice (the “Review Period”).  FCC may, on or prior to the last day of the Review Period, provide LLC with a written notice of dispute (a “Dispute Notice”), which shall specify in reasonable detail those items or amounts in the Invoice as to which FCC disagrees in good faith (the “Disputed Items”) and the basis for such disagreement.  Unless FCC delivers a Dispute Notice to LLC prior to the expiration of the Review Period, the Vista Outdoor Group shall be deemed to have accepted and agreed to the items and amounts set forth in the applicable Invoice, and such amounts shall become conclusive and binding on the Parties.  If FCC delivers a Dispute

Notice to LLC on or prior to the last day of the Review Period, the Parties shall refer the matter to their respective Principal Representatives in accordance with the procedures set forth in Section 12 of this Agreement.  Each of the Parties shall, and shall cause each of their respective Subsidiaries to, make their respective financial Records and personnel available to the other Party and its accountants and other Representatives at reasonable times and upon reasonable notice at any time during the review by FCC of an Invoice, as well as during the resolution of any Disputed Items, in each case to the extent such access is reasonably necessary in connection therewith.

7.              DELIVERY

(a)             Delivery Terms.  Delivery shall be FOB Origin - Orbital ATK Group’s dock.  Title, as well as risk of loss and damage, to Ammunition Products shall transfer to the Vista Outdoor Group upon delivery to Orbital ATK Group’s dock.  If the Vista Outdoor Group fails to take delivery within 60 days of delivery to Orbital ATK Group’s dock in accordance with the delivery schedule, the Vista Outdoor Group shall pay a warehousing charge calculated in accordance with the methodology set forth in Exhibit A.

(b)             No Liens.  The Orbital ATK Group shall deliver the Ammunition Products free and clear of all liens and property rights.  In the event that there are liens or property rights on any Ammunition Products at the time of delivery, the Vista Outdoor Group shall have the right to discharge them by paying the amount of any related claims, and in such event, LLC shall promptly reimburse the Vista Outdoor Group for any amounts paid in connection therewith and any losses, damages or other expenses incurred in connection therewith.

(c)              Inspection and Acceptance.

(i)                        The Vista Outdoor Group shall have the right to inspect Ammunition Products that have been delivered to it for conformance with the applicable Specifications, and it shall report in writing any claims of non-conformance within 30 days after delivery, after which time the Ammunition Products shall be deemed irrevocably accepted (“Acceptance”). Any claims by the Vista Outdoor Group that an Ammunition Product fails to conform to the applicable Specifications or has a defect shall be governed by Section 15 of this Agreement.

(ii)                     No inspection, Acceptance, testing or payment for Ammunition Products shall relieve LLC from responsibility for defects or for otherwise failing to satisfy its obligations (including the limited warranty) under this Agreement.

(d)             Delivery Schedule by SKU Number. Notwithstanding the applicable delivery schedule included with a Binding FY Order or Additional Order, the Vista

Outdoor Group may (i) modify, without penalty, the timing for delivery of any Ammunition Products if it provides the Orbital ATK Group with at least three full calendar months notice and the new delivery date(s) will occur in the same Fiscal Year and (ii) modify, without penalty, the quantity and SKUs ordered thereby if (x) the Vista Outdoor Group provides the Orbital ATK Group with at least three full calendar months notice and the new delivery date(s) will occur in the same Fiscal Year and (y) as modified, the aggregate purchase price for all Ammunition Products included in the order is equal to or exceeds the aggregate purchase price for Ammunition Products prior to the modification. The Vista Outdoor Group may not otherwise modify the terms of a delivery schedule without the prior written consent of the Orbital ATK Group. The Orbital ATK Group shall deliver Ammunition Products to the Vista Outdoor Group in accordance with the delivery schedule, and the Orbital ATK Group shall not build ahead of such schedule except at its own risk and warehousing cost.

8.           FAILURE TO SUPPLY

(a)             Notifications.  If, for any reason, the Orbital ATK Group does not have sufficient quantities to fulfill a Binding FY Order or any Additional Order or becomes aware that for any reason there is a reasonable likelihood that it will not be able to fulfill such an order, LLC shall promptly, and in any event, within 10 days notify FCC of such fact, and the Parties shall cooperate in good faith to resolve and mitigate the issue.  In the event that the Orbital ATK Group is unable to fulfill the entirety of a Binding FY Order or any Additional Order, the Orbital ATK Group shall (i) fill the portion of such order that it is able to fill and (ii) use its commercially reasonable efforts to fill the remainder of such order through its own manufacturing efforts or, with the prior written consent of the Vista Outdoor Group, through purchases from a third party, as soon as reasonably practicable (in light of all the circumstances).

(b)             Excusable Delays.  If the Orbital ATK Group fails to timely deliver all or any portion of a Binding FY Order or any Additional Order due in whole or in part to the circumstances described in Section 2(b) of this Agreement or due to a Force Majeure Event (such delay, an “Excusable Delay”):

(i)                        the Orbital ATK Group shall have no liability to the Vista Outdoor Group with respect to such unfulfilled orders for Ammunition Products; and

(ii)                     the Vista Outdoor Group shall be entitled to, in its discretion and at its own cost, upon written notice to the Orbital ATK Group, “cover” and procure such unfulfilled orders for Ammunition Products from alternative suppliers (or manufacture such Ammunition Products itself) (and the applicable Binding FY Order or Additional Order shall automatically be deemed modified to remove any Ammunition

Products that the Vista Outdoor Group has notified that it will cover, effective upon receipt by the Orbital ATK Group of the applicable notification).

(c)              Non-Excusable Delays. If the Orbital ATK Group fails to timely deliver all or any portion of an order in any circumstance other than would constitute an Excusable Delay (such delay, a “Non-Excusable Delay”), then the Orbital ATK Group shall pay reasonable costs associated with expedited delivery of such Ammunition Products once they become available.  In addition, if the Orbital ATK Group’s delivery is, or would reasonably be expected to be, delayed by more than 30 days, then the Vista Outdoor Group may send a notice of default to LLC, demanding that the Orbital ATK Group either cure or provide a plan to cure.  If the Orbital ATK Group neither cures nor provides a plan to cure that is reasonably acceptable to the Vista Outdoor Group within 45 days of the original Ammunition Product delivery date, then the Vista Outdoor Group may, upon written notice to the Orbital ATK Group, “cover” and procure such unfulfilled order for Ammunition Products from alternative suppliers (or manufacture such Ammunition Products itself) (and the applicable Binding FY Order or Additional Order shall automatically be deemed modified to remove any Ammunition Products that the Vista Outdoor Group has notified that it will cover, effective upon receipt by the Orbital ATK Group of the applicable notification), and the Orbital ATK Group shall reimburse the Vista Outdoor Group for the reasonable difference between the price of such Ammunition Products under this Agreement and the “cover” price, which may include reasonable expedited shipping and freight costs.

(d)             Force Majeure.  In the event that the delivery of any Ammunition Product is interrupted, or performance of any terms or provisions of this Agreement (except for the payment of amounts due under an Invoice or any reimbursement obligation) is delayed or prevented, in whole or in part, because of or related to compliance with any Law, or because of riots, war, rationing, allocations or embargos, sovereign acts, public disturbance, strike or shortage of labor, labor dispute, fire, accident, explosion, storm, flood, earthquake, acts of God, acts of terrorism, unavailability of supplies or delays in delivery by suppliers, major breakdown or failure of transportation, manufacturing, distribution or storage facilities or for any other reason which is not within the control of the Party whose performance is interfered with and which by the exercise of reasonable care such Party is unable to prevent (each, a “Force Majeure Event”), then upon prompt written notice to the other Party providing reasonable detail as to the nature of such Force Majeure Event, the Party affected by such Force Majeure Event shall be excused from its obligations hereunder so long as such Force Majeure Event continues, and no liability shall attach against either Party on account thereof.  No Party shall be excused from performance if such Party fails to use commercially reasonable efforts to remedy the Force Majeure Event.

9.           REQUIREMENTS; ORBITAL ATK GROUP EXCLUSIVITY

(a)             Sales of Ammunition Products by the Orbital ATK Group.  If, in respect of an upcoming Fiscal Year, the Vista Outdoor Group (i) places a Binding FY Order that is for an amount not less than the sum of the Minimum Buy and the Cumulative Shortfall (calculated in accordance with the methodology set forth in Exhibit A) and (ii) timely pays the CUP Recoupment due in such Fiscal Year in accordance with the terms of this Agreement, then, during such Fiscal Year, subject to the following sentence, the Orbital ATK Group shall make sales of small-caliber ammunition products (including the Ammunition Products and Special Products) manufactured at the Lake City Army Ammunition Plant exclusively to the Vista Outdoor Group and the DOD.  Notwithstanding the foregoing, the Orbital ATK Group may (1) to a foreign government with whom the Orbital ATK Group has a small-caliber ammunition/services co-production contract, sell, for such government’s use, full-up rounds of ammunition or component products, in each case manufactured at the Lake City Army Ammunition Plant (and, for the avoidance of doubt, the Orbital ATK Group may provide small caliber engineering services to such government, such services not being restricted under this Agreement), (2) sell to any third party Non-Standard Ammunition manufactured at the Lake City Army Ammunition Plant, (3) sell to any third party De-Mil Products manufactured at the Lake City Army Ammunition Plant or (4) sell small-caliber ammunition products to a foreign government customer in the circumstances described in the third-to-last sentence of Section 11; provided, however, that solely with respect to clause (1), unless the Vista Outdoor Group otherwise agrees in writing, the Orbital ATK Group may not sell full-up rounds of ammunition products to such foreign government to the extent the applicable foreign government commences a bona fide competitive bidding process for the procurement of such products open to non-OEM offerors (it being understood that a “sole source” contract shall be deemed not to be a bona fide competitive bidding process and shall be permitted by clause (1) to the extent the other conditions described therein are satisfied); provided, further, that solely in the case of clause (3), (A) the Orbital ATK Group shall procure the full-up rounds of ammunition to be de-militarized only from the DOD or another U.S. Federal Government department or agency and (B) the manufacture and sale of any such De-Mil Products shall not exceed 50.0 million round equivalents per Fiscal Year.  If, in respect of any upcoming Fiscal Year, the Vista Outdoor Group places a Binding FY Order that is for an amount that is less than the sum of the Minimum Buy and the Cumulative Shortfall, or if the Vista Outdoor Group fails to timely pay the CUP Recoupment in accordance with the terms of this Agreement, then LLC may choose to terminate the foregoing exclusivity obligation for such upcoming Fiscal Year, effective on the first day of such upcoming Fiscal Year (and in such case, the Orbital ATK Group may, in its sole discretion and without terminating this Agreement, make sales during such Fiscal Year of small-caliber ammunition products (including the Ammunition Products) manufactured at the Lake City Army Ammunition

Plant to any third party, including competitors of the Vista Outdoor Group). In determining whether the Vista Outdoor Group has reached the Minimum Buy and the Cumulative Shortfall, all Ammunition Products included in a Binding FY Order shall be included in the order total even if a portion of such order has been rejected by LLC pursuant to Section 3(d)(ii) of this Agreement, provided, however, that orders rejected by LLC because they are inconsistent with the terms of this Agreement pursuant to Section 3(d)(i) shall not be considered in determining whether the Vista Outdoor Group has reached the Minimum Buy and the Cumulative Shortfall.   For the avoidance of doubt, notwithstanding any termination of the exclusivity obligation that may occur in any prior Fiscal Year, the exclusivity obligation shall be reinstated on the first day of the upcoming Fiscal Year if the Vista Outdoor Group satisfies the criteria set forth in the first sentence of this paragraph (a); provided, however, that such reinstatement shall not prevent the Orbital ATK Group from continuing to make sales of Ammunition Products to a third party at the volumes prescribed in a contract or purchase order with such third party that was executed after the date of the termination of the exclusivity obligation but prior to the date that the Vista Outdoor Group satisfied the criteria set forth in the first sentence of this paragraph (a).  The Parties acknowledge that the Existing FY2015 Order satisfies the Minimum Buy (and that no CUP Recoupment is payable by the Vista Outdoor Group in respect of the Fiscal Year ending March 31, 2015) and therefore agree that the foregoing exclusivity obligation shall be in effect on the date hereof and shall remain in effect at least through the Fiscal Year ending March 31, 2015.

(b)             Purchase of Accessories from the Vista Outdoor Group.  During the Term and subject to the right to “cover” when the Vista Outdoor Group is unable or unwilling to deliver such accessories in a reasonably timely manner, the Orbital ATK Group shall purchase all its requirements for the Vista Accessories exclusively from the Vista Outdoor Group and may not otherwise procure from a third party or manufacture Vista Accessories; provided, however, that the foregoing exclusivity obligation shall cease to apply in respect of a given Vista Accessory if the Vista Outdoor Group increases the price of such Vista Accessory by more than the Accessories Inflation Factor from the price in effect in the prior Fiscal Year (beginning with the Fiscal Year ending March 31, 2016, which shall be compared to the initial prices in effect as of the date hereof).  For the avoidance of doubt, the Orbital ATK Group is not required to order any minimum quantity of Vista Accessories.

10.    REQUIREMENTS; VISTA OUTDOOR GROUP EXCLUSIVITY

(a)             Vista Outdoor Group Purchase Requirements.  During the Term and subject to the right to “cover” pursuant to Section 3(d), Section 8(b)(ii) and Section 8(c) of this Agreement, the Vista Outdoor Group shall purchase all its requirements for Ammunition Products (and, in the circumstances described in Section 4(b), Special Products) exclusively from the Orbital ATK Group and may not otherwise procure from a third party or manufacture Ammunition Products (and, in the circumstances described in Section 4(b), Special Products); provided, however, that notwithstanding the foregoing, the Vista Outdoor Group shall be entitled to continue to manufacture the ammunition products that it has manufactured in the twelve months preceding the date hereof at the same annual volumes and under the same brands.  For the avoidance of doubt, (i) the Vista Outdoor Group is not required to order any minimum quantity of ammunition products, but once an order is placed and accepted by the Orbital ATK Group in accordance with the terms of this Agreement, it is binding in accordance with the terms of this Agreement and may not be withdrawn by the Vista Outdoor Group (except pursuant to the Vista Outdoor Group’s right to “cover” under this Agreement or to terminate this Agreement in accordance with its terms) and (ii) the foregoing exclusivity obligation does not apply to any Different Caliber Products or, subject to Section 4(b), any Special Products.

(b)             Vista Outdoor Group Sales Restrictions.  During the Term, the Vista Outdoor Group may not sell Ammunition Products to the DOD; provided, however, that notwithstanding the foregoing, the Vista Outdoor Group shall be entitled to continue to sell to the DOD at the same annual volumes the Ammunition Products manufactured by the Vista Outdoor Group that it has sold to the DOD in the twelve months preceding the date hereof.

11.                               BUSINESS DEVELOPMENT STEERING COMMITTEE

Each Party shall designate three executives to serve on a Business Development Steering Committee (the “BDSC”) in respect of this Agreement, and the names of such BDSC members shall be provided in writing to the other Party promptly following the date hereof.  Either Party may, effective upon written notice to the other Party, change one or more of its BDSC members at any time. The Parties shall use commercially reasonable efforts to cause the BDSC to meet (which may be by telephone) no less than quarterly (or more promptly as warranted) to discuss the domestic and international small-caliber ammunition markets (including opportunities for the Parties to sell small-caliber ammunition products in such markets at higher volumes and higher margins); business pursuit strategies; price- and cost-related initiatives; production and delivery schedules; such other topics as may be submitted by one Party to the other Party with at least 10 days notice; and such other topics as the Parties may mutually agree. The Vista Outdoor Group shall also inform the Orbital ATK Group, through the BDSC, in the event that the Vista Outdoor Group notifies its major customers of a price change for Ammunition Products. If the Parties identify (whether through the BDSC or the Parties’ standard “bid” or “request for proposal” processes) significant changes in the domestic or international small-caliber ammunition markets including the profitability of selling Ammunition Products in such markets, then the BDSC shall evaluate in good faith whether, under the circumstances and in light of the principles set forth on Exhibit F, an equitable adjustment to pricing of the related Ammunition Products is warranted. If, in the preceding quarter, the Vista Outdoor

Group has identified an opportunity to sell small-caliber ammunition products to a foreign government customer and has determined that it will not pursue such opportunity, the Vista Outdoor Group shall, in a timely fashion, raise the opportunity to the attention of the Orbital ATK Group at a BDSC meeting. Notwithstanding the Orbital ATK Group’s exclusivity obligations set forth in Section 9(a), the Orbital ATK Group may pursue such opportunity and may make sales of small-caliber ammunition products to such customer; provided, that, the prices offered by the Orbital ATK Group to such customer may be no more favorable than those offered to the Vista Outdoor Group under this Agreement and the Orbital ATK Group shall confirm the same in writing to the Vista Outdoor Group prior to making such sales. The BDSC shall not have the authority to modify any of the terms of this Agreement except pursuant to a written agreement signed by each Party in accordance with Section 21(f). For the avoidance of doubt, any disputes related to this Agreement shall be subject to the dispute resolution procedures described in Section 12 and not the BDSC or this Section 11.

12.                               DISPUTE RESOLUTION

Each Party shall designate a senior executive with authority to resolve disputes related to this Agreement (a “Principal Representative”), and the name of such Principal Representative shall be provided in writing to the other Party promptly following the date hereof. Either Party may, effective upon written notice to the other Party, change its Principal Representative at any time. In the event of a dispute related to this Agreement, the Principal Representatives shall meet and seek in good faith to resolve such dispute.  If the Principal Representatives are able to resolve the dispute in writing, their resolution shall be conclusive and binding upon the Parties (and in the case of Disputed Items, the applicable Invoice shall be revised to reflect such resolution, and, as so revised, such Invoice shall be deemed to set forth the final amount due thereunder for all purposes).  If the Principal Representatives are unable in good faith to resolve a dispute within 30 days, either Party may pursue a claim in connection with the matter in dispute in federal or state court in accordance with the requirements set forth in Section 21(l) of this Agreement.  All costs and expenses incurred by the Parties in connection with resolving any dispute related to this Agreement shall be borne by the Party incurring such cost or expense.  In the event of a dispute, both parties must continue to comply with the terms of this Agreement while the dispute is being resolved.

13.                               INSURANCE

During the Term, each Party agrees to procure and maintain in full force and effect valid and collectible insurance policies in connection with its activities hereunder, which policies shall provide for customary levels of coverage, taking into account the scope of this Agreement and industry practice.  Upon request, a Party shall provide to the other Party a certificate of coverage or other written evidence of such insurance coverage.

14.                             INTELLECTUAL PROPERTY

(a)             Limited License.  Each Party hereby grants to the other Party and its Affiliates for the Term a limited, non-transferable (with the right to sublicense), non-exclusive, royalty-free license to use the Intellectual Property Rights owned by it and its Affiliates to the extent necessary for the other Party and its Affiliates to perform their obligations hereunder.  All right, title and interest in and to the Intellectual Property Rights owned by a Party and not expressly granted herein are reserved by such Party.

(b)             Ownership.  As between the Parties, each Party shall retain ownership of all right, title and interest in and to the Intellectual Property Rights owned or controlled by it immediately after the Distribution; provided that any derivative works of, or modifications or improvements to, such Intellectual Property Rights (collectively, “Derivative Works”) conceived or created as part of performance hereunder shall be owned by the Party creating such Derivative Works, subject to the other Party’s rights in its underlying Intellectual Property.  Subject to paragraph (a) above, neither Party shall acquire any right, title or interest in or to such Intellectual Property Rights of the other Party pursuant to this Agreement.

(c)              Design Responsibility and Labeling.  The Orbital ATK Group shall retain design responsibility for all Ammunition Products.  The Vista Outdoor Group shall have the right to determine the appearance and text of any labeling and packaging used in connection with Ammunition Products it has ordered, including any finished product containing the Ammunition Product.

15.                             LIMITED WARRANTY

(a)             Limited Warranty.  LLC expressly warrants that the Ammunition Products sold to the Vista Outdoor Group pursuant to this Agreement shall be free from defects in material and workmanship and shall be manufactured to the applicable Specifications upon delivery and for a period of one year after Acceptance (the “Warranty Period”).  Other than pursuant to any rights to indemnification under this Agreement or any rights with respect to third party claims, including product liability claims, subject to the following sentence, FCC’s exclusive remedy and LLC’s sole liability for any breach of the foregoing warranty shall be for LLC to promptly, and in any event, within 30 days replace the defective or nonconforming Ammunition Product with a new Ammunition Product.  Notwithstanding the foregoing, if a customer of the Vista Outdoor Group cancels part or all of its order for such defective or nonconforming Ammunition Product prior to the Orbital ATK Group’s delivery of the replacement Ammunition Product, FCC shall have the right to elect to receive a refund of the purchase price plus handling and transportation for the defective or nonconforming Ammunition Product in lieu of a replacement.  This “replace or refund” remedy shall be applied to the minimum quantity that is reasonably demonstrated by the Vista Outdoor Group to be in breach of the limited warranty.

(b)             Warranty Claims.  If FCC believes that any Ammunition Product is defective or otherwise fails to conform to the applicable Specifications, FCC shall be entitled to, prior to the expiration of the Warranty Period and within 30 days of becoming aware of such defect or nonconformance, notify LLC in writing of the existence and nature of any defect or nonconformance and the Orbital ATK Group shall have a reasonable opportunity, not to exceed 15 days from receipt of notification, to inspect such Ammunition Product.  All warranty claims shall identify the defective or nonconforming Ammunition Product, provide the Purchase Order number and describe the nature of the defect or nonconformance.  At LLC’s election, the Vista Outdoor Group shall return defective Ammunition Products to the Orbital ATK Group at LLC’s expense within 30 days (or in the case of Ammunition Products located outside the United States, 90 days) of notifying LLC of the warranty claim; if LLC does not request the return of a rejected Ammunition Product, the Vista Outdoor Group may dispose of such Ammunition Product in any manner in its discretion at the Vista Outdoor Group’s expense.  If the Parties disagree as to whether a rejected Ammunition Product has a defect or conforms to the applicable Specifications or as to whether FCC timely delivered its warranty claim, the Parties shall refer the matter to their respective Principal Representatives in accordance with the procedures set forth in Section 12 of this Agreement.  If the Principal Representatives or a competent court, as applicable, determines that a rejected Ammunition Product has no defects and conforms to the applicable Specifications, or that FCC has failed to properly deliver the applicable warranty claim within the applicable Warranty Period and within 30 days of becoming aware of such defect or nonconformance, then the Vista Outdoor Group shall reimburse the Orbital ATK Group all costs of handling, transportation and repairs/modifications to such rejected Ammunition Product based on LLC’s regular repair charges.

(c)              Disclaimer of All Other Warranties.  LLC’s warranty in paragraph (a) above is in lieu of all other warranties, and the Orbital ATK Group expressly disclaims all other warranties, express or implied, statutory or otherwise, including without limitation, the implied warranties of merchantability and fitness for a particular purpose.  The Orbital ATK Group’s warranty does not extend to (i) Ammunition Products damaged in any way after delivery to Orbital ATK Group’s dock, including by improper handling, use or storage or as a result of a Force Majeure Event or (ii) components provided by the Vista Outdoor Group or Ammunition Products damaged as a result of any defects in such components. Any repair or attempt to repair Ammunition Products, or modification of Ammunition Products, by anyone other than the Orbital ATK Group (or a Person acting for or on behalf of the Orbital ATK Group) shall void the warranty provided under this Agreement.

16.                             TERM AND TERMINATION

(a)             Term.  Unless terminated earlier in accordance with the provisions of this Agreement, this Agreement shall remain in effect for a period of three years from the date hereof (as may be extended pursuant to the terms of this Agreement, the “Term”).  This Agreement shall automatically renew for an additional three-year term after the expiration of the preceding term (and thereafter, shall automatically renew for a third term ending on September 30, 2023) unless either Party provides the other Party with a binding, irrevocable written notification of its declaration not to renew this Agreement in the first two months of the third year (i.e., in month 25 or 26) of the term then in effect.

(b)             Termination for Plant Closure or Contract Termination.  Either Party may, upon 10 days written notice, terminate this Agreement prior to the expiration of the Term if the DOD (or anyone acting on behalf of the DOD) (i) closes the Lake City Army Ammunition Plant or (ii) terminates the Lake City Government Contract with the Orbital ATK Group.

(c)              Termination for Prolonged Delays.  FCC may, upon 10 days written notice, terminate this Agreement prior to the expiration of the Term if the DOD (or anyone acting on behalf of the DOD) (i) modifies the Lake City Army Ammunition Plant, (ii) modifies the Lake City Government Contract or (iii) otherwise exercises its priority rights to receive Ammunition Products from the Orbital ATK Group, in each case in a manner that would reasonably be expected to result in the Vista Outdoor Group being unable to receive timely deliveries of the Ammunition Products it has ordered from the Orbital ATK Group (in an aggregate quantity equal to the number of Ammunition Products included in the Binding FY Order and any Additional Orders for delivery in the then-current Fiscal Year) for a period of at least 12 consecutive months beginning on the date on which such delivery interruption first occurs.

(d)             Termination for Breach of this Agreement.

(i)                        Either Party may, upon written notice, terminate this Agreement prior to the expiration of the Term if the other Party materially breaches this Agreement; provided, that the Party receiving the notice of termination shall have 60 days from the date of receipt thereof to cure the material breach or failure and, in the event such breach or failure is cured, the notice shall be of no effect.

(ii)                     FCC may, upon 10 days written notice, terminate this Agreement prior to the expiration of the Term if a Non-Excusable Delay has occurred and is continuing uncured for the later of (A) a period of 60 days following the original Ammunition Product delivery date and (B) 10 days from receipt of the termination notice.

(iii)                     LLC may, upon 10 days written notice, terminate this Agreement prior to the expiration of the Term if the Vista Outdoor Group has failed to pay an amount due under an Invoice that is not being disputed by FCC in good faith, and such failure continues for the later of (A) a period of 60 days following the Invoice Due Date and (B) 10 days from receipt of the termination notice.

(e)               Termination for Bankruptcy.  Either Party may, immediately upon written notice, terminate this Agreement if the other Party files a petition in bankruptcy, has filed against it an involuntary petition in bankruptcy, makes an assignment for the benefit of creditors, has a trustee or receiver appointed for any or all of its assets, is insolvent or fails or is unable to pay its debts when due.

(f)                Survival.  The expiration or termination of this Agreement for any reason shall not release either Party hereto from any liability that at such time has already accrued.  The provisions of Sections 15, 16, 17, 19 and 21 of this Agreement shall survive any termination.

17.                               INDEMNIFICATION AND LIMITATION OF LIABILITY

(a)              Indemnification by LLC.  LLC shall indemnify FCC and its Affiliates and each of their respective officers, directors, employees and agents against, and defend and hold them harmless from, any third-party claim, loss, liability, damage, cost or expense (including reasonable fees and expenses of counsel) (collectively, “Losses”) incurred by any such indemnified person arising out of any alleged or actual: (i) personal injury to employees or agents of FCC or its Affiliates caused solely by LLC or its Affiliates (or by their respective agents or employees) (i.e., there is no contributory negligence by a third party) while in, upon, or about the premises of LLC or its Affiliates, or suffered solely as a result of the acts of any of LLC or its Affiliates (or of their respective agents or employees); (ii) (A) infringement by LLC or its Affiliates of any third party Intellectual Property Rights (including to the extent that the grant of a license to FCC and its Affiliates pursuant to Section 14(a) of this Agreement infringes any third party Intellectual Property Rights) or (B) infringement of any third party Intellectual Property Rights by the Ammunition Products (except to the extent such infringement arises from Intellectual Property Rights provided by the Vista Outdoor Group and required by the Vista Outdoor Group to be incorporated into the Ammunition Products), except, with respect to both sub-clauses (A) and (B), LLC will have no obligation for any infringement claim based on: (x) the use of an Ammunition Product as modified by someone other than the Orbital ATK Group; or (y) the use or combination of an Ammunition Product with any products manufactured by a party other than the Orbital ATK Group,  (iii) violation of applicable Law (including import/export Laws) by LLC or its Affiliates (or of their respective agents or employees) or (iv) third party product liability claims for manufacturing or design defects (whether for property damage or personal injury, including death) relating to the Ammunition Products (except to the extent such liability is attributable to a Vista Outdoor Group design), in each case in connection with the performance by FCC and its Affiliates under this Agreement and, in the case of clauses (i), (iii) and (iv), except to the extent that such claims arise out of or are caused by the wilful misconduct or negligence of FCC or its Affiliates, as determined by a court of competent jurisdiction in a final and nonappealable judgment.

(b)              Indemnification by FCC.  FCC shall indemnify LLC and its Affiliates and each of their respective officers, directors, employees and agents against, and defend and hold them harmless from, any Losses incurred by any such indemnified person arising out of any alleged or actual: (i) personal injury to employees or agents of LLC or its Affiliates caused solely by FCC or its Affiliates (or by their respective agents or employees) (i.e., there  is no contributory negligence by a third party) while in, upon, or about the premises of FCC or its Affiliates, or suffered solely as a result of the acts of any of FCC or its Affiliates (or of their respective agents or employees); (ii) (A) infringement by FCC or its Affiliates of any third party Intellectual Property Rights (including to the extent that the grant of a license to LLC and its Affiliates pursuant to Section 14(a) of this Agreement infringes any third party Intellectual Property Rights) or (B) infringement of any third party Intellectual Property Rights by the Ammunition Products solely to the extent such infringement arises from Intellectual Property Rights provided by the Vista Outdoor Group and required by the Vista Outdoor Group to be incorporated into the Ammunition Products, except, with respect to both (A) and (B), FCC will have no obligation for any infringement claim based on: (x) the use of an Ammunition Product as modified by someone other than the Vista Outdoor Group; or (y) the use or combination of an Ammunition Product with any products manufactured by a party other than the Vista Outdoor Group; (iii) violation of applicable Law (including import/export Laws) by FCC or its Affiliates (or of their respective agents or employees); or (iv) breach by FCC of its representations in Section 18 of this Agreement, in each case in connection with the performance by LLC and its Affiliates under this Agreement and, in the case of clauses (i) and (iii), except to the extent that such claims arise out of or are caused by the wilful misconduct or negligence of LLC or its Affiliates, as determined by a court of competent jurisdiction in a final and nonappealable judgment.

(c)               Indemnification Claims.  All claims for indemnification under this Section 17 shall be asserted and resolved pursuant to procedures equivalent to the indemnity procedures set forth in Section 11.04 of the Transaction Agreement. For the avoidance of doubt, the Indemnifying Party shall have the right, by giving written notice to the Indemnified Party, to assume the defense of the Indemnified Party against any Third Party Claim. Other than timely responding to a court-imposed or other legally required notice, the Indemnified Party shall not unilaterally and without input from the

Indemnifying Party, take any action to settle a matter for which the Indemnified Party seeks indemnification.

(d)              LIMITATION OF LIABILITY.  UNDER NO CIRCUMSTANCES SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INDIRECT, COLLATERAL, SPECIAL, PUNITIVE, TREBLE, EXEMPLARY, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS OR GOODWILL), REGARDLESS IF SUCH CLAIM IS BASED ON CONTRACT, NEGLIGENCE, TORT, WARRANTY OR ANY OTHER BASIS UNDER, AS A RESULT OF, OR ASSOCIATED WITH THIS AGREEMENT OR EITHER PARTY’S PERFORMANCE UNDER THIS AGREEMENT.  EACH PARTY’S RESPECTIVE TOTAL LIABILITY FOR ANY CLAIMS ALLEGED IN ANY FISCAL YEAR (IN AGGREGATE) ARISING UNDER OR RELATED TO THIS AGREEMENT IS LIMITED TO AND SHALL NOT EXCEED THE TOTAL AMOUNT ACTUALLY PAID, PAYABLE OR SET FORTH IN A BINDING ORDER FOR THAT FISCAL YEAR BY THE VISTA OUTDOOR GROUP FOR THE PRODUCTS PURCHASED OR ORDERED PURSUANT TO THIS SUPPLY AGREEMENT.

THE FOREGOING DISCLAIMERS OF LIABILITY AND LIMITATIONS ON LIABILITY WILL NOT APPLY TO ANY INDEMNIFICATION OBLIGATIONS IN THIS AGREEMENT OR ANY OBLIGATION WITH RESPECT TO THIRD PARTY CLAIMS, INCLUDING PRODUCT LIABILITY CLAIMS FOR MANUFACTURING OR DESIGN DEFECTS.

18.                               EXPORT CONTROLS

Technical data (including software), hardware or defense services (collectively, “Items”) disclosed, provided or transferred pursuant to this Agreement, or any derivative of such Items, may be subject to U.S. export control laws and regulations, including the International Traffic in Arms Regulation (22 CFR Parts 120 - 130 et. seq., “ITAR”) or Export Administration Regulations (15 CFR Parts 730 - 744 et. seq., “EAR”).  The Parties acknowledge that Items subject to ITAR or EAR (“Export Controlled Items”) may be provided by the Orbital ATK Group to the Vista Outdoor Group pursuant to this Agreement.  FCC hereby represents and warrants to LLC that (i) the Vista Outdoor Group will comply with all applicable export control laws and regulations; (ii) Export Controlled Items furnished to the Vista Outdoor Group by the Orbital ATK Group will not be transferred to any foreign person or otherwise exported unless authorized in advance by the U.S. Federal Government; (iii) the Vista Outdoor Group will not take any action with respect to Export Controlled Items furnished to the Vista Outdoor Group by the Orbital ATK Group that is regulated by U.S. export control laws and regulations, without specific written authorization from the Orbital ATK Group and pursuant to an appropriate U.S. Federal Government agency license or exemption; and (iv) the Vista Outdoor Group  will maintain current U.S. Federal

Government registrations, licenses or approvals required to conduct activities under this Agreement, including with the U.S. State Department’s Directorate of Defense Trade Controls under the ITAR.

19.                               GOVERNMENTAL REVIEWS; PRODUCT RECALLS

(a)              Governmental Reviews.  In the event that, in connection with any investigation or review of the Vista Outdoor Group, any Governmental Entity shall request from LLC or any of its Affiliates any access, information or assistance, LLC and its Affiliates shall reasonably cooperate therewith at FCC’s expense.  In the event that, in connection with any investigation or review of the Orbital ATK Group, any Governmental Entity shall request from FCC or any of its Affiliates any access, information or assistance, FCC and its Affiliates shall reasonably cooperate therewith at LLC’s expense.

(b)              Product Recalls.  Without limiting any other rights or obligations of either Party under applicable Law, in the event any Governmental Entity having jurisdiction shall request or order the Vista Outdoor Group or the Orbital ATK Group, or if the Orbital ATK Group shall determine to undertake, any corrective action with respect to any Ammunition Product, including any recall or market action, and the cause or basis of such recall or market action is attributable to a breach by LLC of its limited warranty contained herein, then LLC shall reimburse the Vista Outdoor Group for the reasonable expenses of such corrective action, including the cost of replacing any Ammunition Product that is affected thereby whether or not such particular Ammunition Product has been established to be defective or otherwise constitute a breach of warranty by LLC hereunder.

(c)               Books and Records.  The Orbital ATK Group shall maintain detailed records with respect to the provision of Ammunition Products, including batch records and other manufacturing and analytical records, records of shipments of Ammunition Products, validation records and other applicable records for the greater of (i) the time period required by applicable Laws and (ii) if applicable, the time period set forth in any ISO or other quality standards relating to Ammunition Products sold pursuant to this Agreement.  The Orbital ATK Group shall make such records available to the Vista Outdoor Group upon reasonable request at the expense of FCC.

20.                               CHANGE IN FISCAL YEAR

In the event that Orbital ATK or Vista Outdoor intends to change its fiscal year from the period beginning on April 1 and ending on March 31 to any other period, upon written notification to the other Party of such intent, the Parties shall negotiate in good faith to modify the terms of this Agreement, including the timing for delivery of a Binding FY Order, the timing for pricing adjustments and the amount of the Minimum Buy and the Cumulative Shortfall, in each case to equitably reflect the change in fiscal year to the end that the transactions contemplated hereby are fulfilled to the extent possible; provided, however, that if the Parties are unable to reach agreement (including pursuant to the dispute resolution provisions of Section 12), then this Agreement shall remain in effect without any such modifications.

21.                               MISCELLANEOUS

(a)              Independent Contractors.  LLC and FCC each acknowledge that they are separate entities, each of which has entered into this Agreement for independent business reasons.  The relationships of the Parties hereunder are those of independent contractors, and nothing contained herein shall be deemed to create a joint venture, partnership or any other relationship.

(b)              No Set-Off.  Unless otherwise agreed in advance in writing, neither Party shall have the right to set-off any amount due under this Agreement for any amounts that may be due from the other Party under this Agreement or any other agreement.

(c)               Confidentiality.  LLC and FCC each acknowledge that Confidential Information of such Party or its Affiliates may be exchanged with employees and agents of the other Party or its Affiliates as a result of the transactions and activities contemplated by this Agreement.  Each Party agrees, on behalf of itself and its Affiliates, that such Party’s obligation to use and keep confidential such information of the other Party and its Affiliates shall be governed by Section 8.03(c) of the Transaction Agreement.

(d)              Assignment.  Neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by any Party (including by operation of law) without the prior written consent of the other Party, and any assignment or transfer without such consent shall be null and void and of no effect; provided, that either Party may transfer or assign, in whole or in part, any or all of its rights hereunder to one or more of its Affiliates, it being understood that such Party will remain responsible for all of its obligations hereunder; provided further that either Party may assign its rights and obligations to any Person that acquires (including by operation of law) all or substantially all of such Party’s assets or equity interests.

(e)               No Third-Party Beneficiaries.  Except as provided in Section 17 of this Agreement, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder, whether as third party beneficiaries or otherwise.

(f)                Amendments; Entire Agreement.  No amendment to this Agreement shall be effective unless it shall be in writing and signed by each Party. In the event of a conflict between the provisions of this Agreement and any order placed by the Vista Outdoor Group or any other agreement that does not affirmatively state that it is amending this Agreement, this Agreement shall control.

(g)               Waivers.  No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.  No provision or term of this Agreement may be waived except pursuant to a writing executed by the waiving Party.

(h)              Notices.  All notices, requests, permissions, waivers or other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered in the manner and to the address of the applicable Party as set forth in Section 12.02 of the Transaction Agreement.

(i)                  Interpretation.  The rules of interpretation set forth in Section 12.04 of the Transaction Agreement shall be incorporated by reference to this Agreement, mutatis mutandis.

(j)                 Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party.

(k)              Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party.  Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(l)                  Governing Law/Jurisdiction.

(i)                           This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(ii)                        All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any Federal or state court in the Borough of Manhattan, New York, New York, and the Parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or proceeding.  The consents to jurisdiction and venue set forth in this Section 21(l)(ii) shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any person other than the Parties.  Each Party agrees that service of process upon such Party in any action or proceeding arising out of or relating to this Agreement shall be effective if notice is given in accordance with Section 21(h) of this Agreement.  The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict either Party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(m)          WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 21(m).

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

ALLIANT TECHSYSTEMS OPERATIONS LLC

by
/s/ Joshua Izenberg
Name: Joshua Izenberg
Title: Assistant Secretary

FEDERAL CARTRIDGE COMPANY

by
/s/ Scott Chaplin
Name: Scott Chaplin
Title: Senior Vice President and General Counsel

EXHIBIT INDEX

EXHIBIT A: Maximum Capacity; Minimum Buy and Cumulative Shortfall; CUP Recoupment; Vista Accessories; Warehousing Charge

EXHIBIT B: Existing Ammunition Product Orders

EXHIBIT C: Existing Orders for Different Caliber Products and Special Products

EXHIBIT D: Ammunition Products Pricing

EXHIBIT E-1: Price Adjustments — Methodology

EXHIBIT E-2: Price Adjustments — Metal Content

EXHIBIT F: BDSC